EX-99.(a)(5)(ii)

Press release
PHILADELPHIA, November 14, 2022

For immediate release

Delaware Investments National Municipal Income Fund announces intent to redeem preferred shares

Today, Delaware Investments National Municipal Income Fund (the “Fund”), a NYSE American listed closed-end fund trading under the symbol “VFL”, filed with the Securities and Exchange Commission a notice of intention to redeem up to 1,350 shares in the aggregate of one or more series of the Fund’s outstanding Muni-MultiMode Preferred Shares (“preferred shares”).  The preferred share redemption price will be the $100,000 liquidation preference per share, plus an additional amount representing the final accumulated dividend amounts owed. The Fund expects to finance the preferred share redemptions with cash on hand and portfolio sales.  The purpose of the redemption is to manage leverage levels in connection with the Fund’s issuer tender offer for its common shares announced on July 22, 2022, commencing November 14, 2022 and expiring, unless extended, on December 13, 2022.   The Fund expects to determine the actual amount of preferred shares to be redeemed based on the results of the tender offer, among other considerations.

The anticipated date of redemption (the actual date may be earlier or later) and the maximum number of preferred shares for each series expected to be redeemed are as follows:

Fund & Common Share Symbol	Series	Share Amount	Preferred Share CUSIP	Anticipated Redemption Date
Delaware Investments National Municipal Income Fund (NYSE American: VFL)	Series 1	Up to 300	2461T603	On or about 12/20/2022
Delaware Investments National Municipal Income Fund (NYSE American: VFL)	Series 2	Up to 750	24610T702	On or about 12/20/2022
Delaware Investments National Municipal Income Fund (NYSE American: VFL)	Series 3	Up to 300	24610T801	On or about 12/20/2022

The Fund will determine the applicable series and the actual amount of preferred shares to be redeemed (which may be less than the maximum amount indicated above for the applicable series) at a later date.  Formal notification of redemption by the Fund will be delivered to holders of the applicable preferred share series at a later date through The Depository Trust Company (DTC).

The address of the tender and paying agent of the preferred shares is The Bank of New York Mellon, 240 Greenwich Street, 7E, New York, New York 10007.

The preferred shares intended for redemption have not been registered under the Securities Act of 1933 or any state securities laws, and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

The Fund’s investment objective is to provide current income exempt from regular federal income tax consistent with the preservation of capital. In addition, the Fund has the ability to use leveraging techniques in an attempt to obtain a higher return for the Fund. Currently, the Fund has outstanding variable-rate preferred shares as leverage. There is no assurance that the Fund will achieve its investment objective.

The offer to purchase common shares and other documents filed by the Fund with the US Securities and Exchange Commission (“SEC”), including the Fund’s annual report for the fiscal year ended March 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent. Listed closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value may fluctuate so that an investor’s common shares may be worth more or less than the original cost. Common shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. Past performance does not guarantee future results.

The above is for informational purposes only and should not be considered as an offer, or solicitation, to deal in any of the investments mentioned herein.

About Macquarie Asset Management
Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments & renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 18,000 people in 33 markets and is listed on the Australian Securities Exchange. For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of September 30, 2022

Contacts
Common Share Investors	Media contact
Computershare	Lee Lubarsky
866 437-0252	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

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